SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ______

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-126416 AND 333-112136 AND 333-121611 AND 333-139707 AND 333-144251 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 33-71822 AND 333-134593.

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                                 LANOPTICS LTD.

6-K Items

1. Press release: LanOptics Announces Public Offering of Ordinary Shares. Dated September 18, 2007.

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                                                                          ITEM 1

LANOPTICS ANNOUNCES PUBLIC OFFERING OF ORDINARY SHARES

YOKNEAM, Israel, September 18, 2007 /PRNewswire-FirstCall/ - LanOptics Ltd. (NASDAQ: LNOP - News), a provider of network processors, today announced that it has agreed to issue and sell 1,600,000 of its ordinary shares to Jefferies & Company, Inc. The offering is expected to close on September 20, 2007. The shares are being sold by LanOptics pursuant to an effective shelf registration statement (No. 333-144251) previously filed with the Securities and Exchange Commission. Jefferies & Company, Inc. is acting as the sole manager of the offering and proposes to offer the shares initially at a price to the public of $18.85 per share.

LanOptics intends to use the net proceeds of the offering for general corporate purposes and to increase its ownership interest in its majority-owned subsidiary, EZchip Technologies Ltd., including through the purchase of EZchip ordinary shares issued upon exercise of EZchip employee stock options.

A copy of the prospectus and related prospectus supplement relating to these securities may be obtained from Jefferies & Company, Inc., Attention: Equity Capital Markets, 520 Madison Avenue, New York, New York 10022 (toll-free telephone number: 1-888-449-2342).

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks and uncertainties. Forward-looking information includes statements regarding LanOptics intended use of proceeds from the offering. Such risks are discussed in greater detail in filings made by LanOptics with the Securities and Exchange Commission (the "SEC"), including its annual report on Form 20-F for the fiscal year ended December 31, 2006 and subsequent filings with the SEC. Furthermore, the closing of the offering is subject to several conditions to closing, which have not yet been satisfied. The forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

About LanOptics

LanOptics is focused on its majority-owned subsidiary, EZchip Technologies Ltd., a fabless semiconductor company providing high-speed network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

For more information on LanOptics and EZchip, visit the website at http://www.ezchip.com.

    Contact:

    Ehud Helft / Ed Job
    CCGK Investor Relations
    info@gkir.com / ed.job@ccgir.com
    Tel: (US)+1-646-201-9246 /+1-646-213-1914

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     LANOPTICS LTD.
                                                     (Registrant)

                                                     By: /s/ Dror Israel
                                                     -------------------
                                                     Dror Israel
                                                     Chief Financial Officer

Date: September 18, 2007